Exhibit 99(1)

To Our Shareholders and Employees:

On May 3, 2005, we reported net income in the quarter of $38.0 million compared to net income of $40.8 million in the same period last year, resulting in diluted net income per share of $1.01 compared to diluted net income per share of $1.28 in the same period last year.

Adjusted net income for the quarter was $49.0 million compared to $40.5 million in the same period last year. Adjusted net income per share in the quarter was $1.30 compared to $1.26 in the same period last year. Adjusted net income excludes $10.5 million, or $0.28 per share, related to all capitalized and deferred costs incurred for the planning and development of all of our proposed gaming projects in the United Kingdom (excluding costs associated with the Northampton project) that were expensed due to the passage of gaming reform legislation in April 2005 that was less favorable than we had previously anticipated.

We are pleased to announce record first quarter adjusted net income and adjusted net income per share. These record results were fueled by Paradise Island, which achieved EBITDA of $63.8 million, the highest quarterly EBITDA ever achieved by these resort operations. This 15% growth in EBITDA was driven by strong revenue growth and EBITDA margin improvement.

Destination Resorts

Atlantis, Paradise Island

Atlantis, Paradise Island reported net revenue and EBITDA in the quarter of $157.4 million and $63.2 million, respectively, as compared to $148.8 million and $53.4 million in the same period last year.

Atlantis’s revenue per available room (“RevPAR”) for the quarter was $269 as compared to $251, representing a 7% increase over the same period last year. In the quarter, Atlantis achieved an average occupancy of 87% and a $310 average daily room rate (“ADR”), which compared to an average occupancy of 84% and an ADR of $298 in the same period last year. Atlantis experienced robust business trends in the quarter, benefiting from strong booking patterns and demand. Results in the quarter also benefited from the earlier timing of the Easter holiday as compared to the same period last year when the holiday fell in the second quarter.

In the Atlantis Casino, slot win for the first quarter increased by 12% over the same period last year, as the casino continued to benefit from new slot games and the ticket-in-ticket-out system, both of which were introduced last year. In the quarter, table win increased by 5% over the same period last year.

Construction of The Marina Village at Atlantis, a 65,000 square foot project including four new restaurants and retail space around the Atlantis Marina, is well underway and nearing completion. We also advanced construction of the 116 two- and three-bedroom units in the second phase of the timeshare development at Harborside at Atlantis, a joint venture between us and a subsidiary of Starwood Hotels & Resorts Worldwide, Inc. These two elements of the previously announced Phase III expansion are expected to be completed in the third quarter of 2005.

We have recently commenced construction of the expanded water attractions. Additional elements of Phase III include an approximately 500-room condo-hotel, which will be located adjacent to the 600-room all-suite hotel at Atlantis, and Ocean Club Residences & Marina, an 88-unit ultra-luxury condominium and private marina project to be constructed at Ocean Club Estates, the residential development adjacent to the Ocean Club Golf Course.

Planning for the remaining elements of the Phase III development is reaching an advanced stage. As we finalize our design process, the budget for the proposed 600-room all-suite hotel will be updated, which may result in an increase to the originally estimated cost of $650 million for the Phase III project (exclusive of the Harborside at Atlantis timeshare projects, the condo-hotel, the Athol Island golf course and Ocean Club Residences & Marina).

We expect the second phase of the Harborside at Atlantis expansion and the Ocean Club Residences & Marina project to cost approximately $60.0 million and $130.0 million, respectively. These projects are joint ventures and will be financed primarily against the pre-sales of units. We have received deposits on all of the 44 units currently available for sale at Ocean Club Residences & Marina, and construction of this project has recently commenced. We expect to commence pre-sales of the condo-hotel units in the second quarter and start development once a sufficient level of pre-sales is achieved to enable the joint venture to secure financing for the project.

Atlantis, The Palm, Dubai

We and our partner, Istithmar PJSC, expect to close by the end of the second quarter the financing from a syndicate of banks for a $700 million term loan facility, which will support the joint venture’s construction of Atlantis, The Palm, an approximately 2,000-room destination resort to be located on The Palm, Jumeirah. Our equity commitment to this project is $100 million, with the joint venture's total equity capital commitment equaling $400 million.

Construction of this project is expected to proceed later this year and be completed in 2008. This project is subject to various closing conditions, completion of the term loan facility and all requisite governmental consents.

Morocco

In 2004, we and two Moroccan companies, SOMED and CDG, announced an agreement with the Government of the Kingdom of Morocco (for this section, the “Government”) that contemplates the creation of a joint venture that will own a destination casino resort in Morocco to be developed and managed by us. In addition, we, SOMED and CDG entered into an Agreement in Principle with respect to the ownership, development and management of this resort. The agreement with the Government and the Agreement in Principle are both subject to obtaining third-party financing and the satisfactory negotiation of definitive documents with our prospective Moroccan partners.

As contemplated under the agreement with the Government, the project is a $230 million resort consisting of a 600-room hotel, an 18-hole golf course, convention space, restaurants and a casino. The joint venture is also entitled to under the agreement to a 15-year period of exclusive gaming rights within a territory that includes the cities of Casablanca and Rabat, an area with a combined population of nearly four million.

We expect to enter into a joint venture agreement with our local Moroccan partners and development and long-term management agreements for the resort in the second quarter of 2005. We also expect the joint venture to obtain financing for the project in the second half of 2005, which will be non-recourse to us. The development of this project is subject to obtaining financing as well as certain other conditions, including the receipt of all applicable regulatory, municipal, regional and other approvals.

Gaming

Connecticut

In the quarter, results for our Gaming segment were primarily derived from Mohegan Sun, which reported first quarter slot revenue of $200.9 million, essentially flat over the same period last year. Slot win per unit per day was $356 for the quarter, a 1% increase over the same period last year. For the quarter, Mohegan Sun’s share of the Connecticut slots market was 51%.

Under a relinquishment agreement between Trading Cove Associates (“TCA”) and the Mohegan Tribe, TCA, an entity 50% owned by us, receives payments from the Mohegan Tribal Gaming Authority of 5% of the gross operating revenues of Mohegan Sun. We recorded relinquishment and other fees from TCA of $8.9 million in the quarter as compared to the $8.7 million earned in the same period last year.

Wembley

We own a 37.5% interest in a joint venture, BLB Investors L.L.C. (“BLB”), which acquired a 22% interest in Wembley plc (“Wembley”) in 2004. Wembley owns, among other things, gaming and track operations in the United States. These operations include Wembley’s flagship property, Lincoln Park in Rhode Island, where it owns and operates a greyhound racetrack with approximately 2,500 video lottery terminals (“VLTs”). Substantially all of the operating profits of Wembley’s U.S. operations are derived from the VLTs in operation at Lincoln Park. Wembley has announced that it expects to increase the number of VLTs in the second quarter up to the statutorily permitted number of 3,002.

In the quarter, BLB entered into a conditional agreement for the purchase of Wembley’s U.S. operations. The purchase price is expected to be approximately $455.0 million, which will be satisfied through the cash proceeds from Wembley’s repurchase of BLB’s existing shareholding in Wembley and by non-recourse binding commitments from institutional lenders, the proceeds of which are also expected to be used to fund anticipated infrastructure improvements at Lincoln Park.

BLB’s purchase offer is conditioned, among other things, on the passage of legislation in the State of Rhode Island that would increase the number of authorized VLTs at Lincoln Park to 4,752 and provide tax parity to BLB with any other gaming facility in the State; and the execution of a long-term revenue-sharing arrangement for the Lincoln Park facility with the State. The conditional sale agreement may be terminated by either party if the enabling legislation has not been passed by May 31, 2005 or if the transaction has not been consummated by June 30, 2005.

In the quarter, we recorded a $6.8 million increase to our investment in BLB and a corresponding increase to shareholders’ equity. This unrealized gain reflects the change in fair value of our share of Wembley’s stock held by BLB and is classified as other comprehensive income, a separate component of shareholders’ equity.

One&Only Resorts

In its luxury resort segment, our One&Only Resorts operations reported net revenue of $42.3 million and EBITDA of $16.5 million in the quarter compared to net revenue of $31.2 million and EBITDA of $9.3 million in the same period last year. On a combined basis for the six branded resorts, One&Only Resorts produced RevPAR of $445 in the quarter. On the same basis, One&Only Resorts achieved first quarter average occupancy and ADR of 84% and $533, respectively.

The One&Only Ocean Club achieved record first quarter RevPAR of $891, a 21% increase over the same period last year, mainly driven by the successful introduction of the property’s three luxury villas and strong demand for the property. The resort achieved first quarter average occupancy and record ADR of 87% and $1,023, respectively, compared to average occupancy and ADR of 82% and $906, respectively, in the same period last year.

The first quarter of 2005 marks the first anniversary of the reopening of the One&Only Palmilla. The resort delivered strong results. RevPAR in the quarter was $638. The resort achieved occupancy and ADR of 88% and $724, respectively, in the quarter.

On May 1, 2005, One&Only Resorts opened the 130-key all-villa resort, the One&Only Reethi Rah, in the Maldives. Reethi Rah, which means “beautiful island” (in the national language, Dhivehi), is located in the North Male’ Atoll and is easily accessible by a 45-minute One&Only luxury yacht transfer, arranged around guests’ personal flight details. Through land reclamation, the island on which the One&Only Reethi Rah is located was increased in size from approximately 20 acres to around 110 acres, incorporating 13 wonderful beaches and a few expansive bays. The result is that the spacious private villas and water villas all enjoy an unusual amount of privacy and exclusivity.

The One&Only Reethi Rah will complement our other managed resort in the Maldives, the One&Only Kanuhura, which will close on June 20 to complete repairs necessitated by the tsunami in December 2004. We expect to reopen the resort by the fourth quarter of 2005.

We manage the One&Only Reethi Rah under a long-term agreement that expires in 2020 and has a 10-year renewal option. We are currently evaluating the effect of Financial Accounting Standards Board Interpretation No. 46R, “Consolidation of Variable Interest Entities” in relation to the One&Only Reethi Rah.

Liquidity

At the end of the quarter, we held $374.5 million in cash and cash equivalents, short-term investments and restricted cash. This amount consisted of $186.2 million in cash and cash equivalents, $183.9 million in short-term investments and $4.4 million in restricted cash. Total interest-bearing debt at the end of the quarter was $741.2 million, comprised primarily of $400 million of 8 7/8% Senior Subordinated Notes due 2011, of which $150 million is currently swapped from fixed to variable interest rates, $230 million of 2.375% Convertible Senior Subordinated Notes due 2024 and the $110 million financing related to the One&Only Palmilla, which is secured by the assets of this property and non-recourse to us.

At the end of the quarter, our Revolving Credit Facility was undrawn. We currently have approximately $500 million in availability under this facility. In determining the credit statistics used to measure compliance with our financial covenants under this facility, the incremental debt and interest expense associated with the consolidation of the 50%-owned One&Only Palmilla are excluded.

In the quarter, we incurred $29.5 million in capital expenditures, related primarily to Paradise Island. Total capital expenditures included capitalized interest of $1.9 million. In the second quarter of 2005, we anticipate between $45 million and $50 million in capital expenditures, mainly on Paradise Island for the Phase III expansion.

In the quarter, we advanced $24.5 million in the form of mezzanine financing related to the development of the One&Only Reethi Rah resulting in total advances, net of repayments from third party lenders, of $78.9 million as of March 31, 2005. We expect to fund approximately $32 million of additional subordinated debt financing to complete the project.

In the quarter, we invested $12.5 million in Atlantis, The Palm. We expect to fund this joint venture with an additional $14 million in the second quarter of 2005.

As of March 31, 2005, shareholders’ equity was $1,171.0 million and we had approximately 36.3 million Ordinary Shares outstanding.

/s/ Sol Kerzner	/s/ Butch Kerzner

Sol Kerzner	Butch Kerzner
Chairman of the Board	Chief Executive Officer
May 3, 2005	May 3, 2005
Paradise Island, The Bahamas	Paradise Island, The Bahamas

Forward-Looking Statements

This document contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which are described in our public filings with the U.S. Securities and Exchange Commission.

Kerzner International Limited
Condensed Consolidated Balance Sheets
(In thousands of U.S. dollars)
	March 31, 2005	December 31, 2004
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$186,253	$180,341
Restricted cash	4,400	2,768
Short-term investments	183,876	203,940
Trade receivables, net	42,304	41,743
Due from affiliates	14,570	15,682
Inventories	14,131	13,453
Assets held for sale	11,080	12,289
Prepaid expenses and other assets	26,372	21,685
Total current assets	482,986	491,901

Property and equipment, net	1,350,172	1,347,640
Due from affiliates - non-current	109,630	81,737
Deferred tax asset, net	10,607	11,181
Deferred charges and other assets, net	36,923	40,678
Investments in associated companies	132,563	114,138
Total assets	$2,122,881	$2,087,275

Liabilities and Shareholders’ Equity
Current liabilities:
Current maturities of long-term debt	$598	$659
Accounts payable and accrued liabilities	150,493	168,725
Capital creditors	15,374	16,032
Total current liabilities	166,465	185,416

Deferred revenue	21,005	20,419
Other long-term liabilities	8,813	7,099
Long-term debt, net of current maturities	749,679	754,129
Total liabilities	945,962	967,063

Minority interest	5,959	3,934

Shareholders’ equity	1,170,960	1,116,278
Total liabilities and shareholders’ equity	$2,122,881	$2,087,275

Kerzner International Limited
Condensed Consolidated Statements of Operations
(In thousands of U.S. dollars, except per share data)
	For the Three Months
	Ended March 31,
	2005	2004 (1)
	(Unaudited)
Revenues:
Casino and resort revenues	$188,704	$169,187
Less: promotional allowances	(7,770)	(7,411)
Net casino and resort revenues	180,934	161,776
Tour operations	12,993	12,837
Management, development and other fees	6,186	5,415
Other	1,625	1,085
	201,738	181,113
Costs and expenses:
Casino and resort expenses	84,735	79,061
Tour operations	11,069	10,941
Selling, general and administrative	32,168	31,642
Corporate expenses	9,590	8,757
Depreciation and amortization	15,684	14,956
Pre-opening expenses	492	2,862
UK gaming costs	10,529	-
	164,267	148,219

Income from operations	37,471	32,894

Relinquishment fees - equity in earnings of TCA	8,678	8,722

Other income (expense):
Interest income	2,221	611
Interest expense, net of capitalization	(10,382)	(8,164)
Equity in earnings of associated companies	4,165	4,700
Other, net	6	(82)
Other expense, net	(3,990)	(2,935)

Income before provision for income taxes and minority interest	42,159	38,681
Provision for income taxes	(1,704)	(186)
Minority interest	(2,505)	2,323

Net income	$37,950	$40,818

Diluted earnings per share	$1.01	$1.28

Weighted average number of shares outstanding - diluted	37,654	32,001

(1)	Certain amounts have been reclassified to conform to the current period's presentation.

Kerzner International Limited
Condensed Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)
	For the Three Months Ended March 31,
	2005	2004
	(Unaudited)
Cash flows from operating activities:
Net income	$37,950	$40,818
Depreciation and amortization	15,684	14,956
Amortization of debt issuance costs and premiums	1,093	599
UK gaming costs	10,529	-
Recognition of deferred compensation expense	1,050	339
Impairment of Ocean Club Estates lots	1,316	-
Gain on disposition of fixed assets	(43)	(55)
Equity in (earnings) losses from associated companies, net of dividends received	855	(364)
Minority interest - Palmilla JV, LLC	2,025	(2,041)
Provision for doubtful receivables	710	300
Deferred income tax benefit	(2,123)	(2,960)
Net change in working capital accounts	(22,228)	(12,861)
Net change in other balance sheet accounts:
Due from affiliates	(55)	(316)
Deferred charges and other assets	(1,636)	(1,068)
Deferred revenue	937	3,061
Other long-term liabilities	1,714	(588)
Other	451	(34)
Net cash provided by operating activities	48,229	39,786

Cash flows from investing activities:
Payments for property and equipment	(29,498)	(25,382)
Redemption of short-term investments, net of purchases	20,245	-
Loans to affiliates	(26,750)	(3,000)
Advances to affiliates	(1,890)	(200)
Repayments from affiliates	69	1,089
Acquisition of equity interest in associated companies	(12,907)	(15,536)
Cash resulting from the initial consolidation of Palmilla JV, LLC	-	7,047
Deferred contract acquisition costs	(266)	(1,852)
Acquisition of assets from Club Méditerranée (Bahamas) Limited	-	(6,251)
Net proceeds from sale of fixed assets	37	85
Net cash used in investing activities	(50,960)	(44,000)

Cash flows from financing activities:
Borrowings	-	5,000
Repayment of debt	(155)	(5,082)
Debt issuance and modification costs	-	(206)
Proceeds from exercise of stock options	8,798	4,474
Net cash provided by financing activities	8,643	4,186

Net increase (decrease) in cash and cash equivalents	5,912	(28)
Cash and cash equivalents at beginning of period	180,341	60,232
Cash and cash equivalents at end of period	$186,253	$60,204

Kerzner International Limited
Reconciliation of Adjusted Net Income to U.S. GAAP Net Income
(In thousands of U.S. dollars, except per share data)
	For the Three Months
	Ended March 31,
	2005		2004
	$	EPS	$	EPS

Adjusted net income (1)	$48,971	$1.30	$40,473	$1.26
Pre-opening expenses (2)	(492)	(0.01)	(1,431)	(0.04)
UK gaming costs (3)	(10,529)	(0.28)	-	-
Share of income from remediation at Harborside (4)	-	-	1,776	0.06
Net income	$37,950	$1.01	$40,818	$1.28

(1)	Adjusted net income is defined as net income before pre-opening expenses, UK gaming costs and share of income from remediation at Harborside.

Adjusted net income is presented to assist investors in analyzing our performance. Management considers adjusted net income to be useful for (i) valuing companies; (ii) assessing current results; and (iii) basing expectations of future results. This information should not be considered as an alternative to income from continuing operations computed in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), nor should it be considered as an indicator of our overall financial performance. Adjusted net income is limited by the fact that companies may not necessarily compute it in the same manner, thereby making this measure less useful than income from continuing operations calculated in accordance with U.S. GAAP.

(2)
Pre-opening expenses for the quarter ended March 31, 2005 include costs incurred relating to The Marina Village at Atlantis, which is expected to open in the third quarter of 2005. Pre-opening expenses incurred during the quarter ended March 31, 2004 represent our 50% share of pre-opening expenses related to the One&Only Palmilla’s grand reopening event in February 2004.

(3)
UK gaming costs relate to all capitalized and deferred costs incurred for the planning and development of all of our proposed gaming projects in the United Kingdom (excluding costs associated with the Northampton project) that were expensed due to the passage of gaming reform legislation in April 2005 that was less favorable than we had previously anticipated.

(4)
We recorded income for our share of remediation related to Harborside at Atlantis (“Harborside”), our 50%-owned time share property at Atlantis, Paradise Island, arising primarily from Hurricane Michelle related damages incurred in November 2001. In the first quarter of 2004, we recorded our share of an insurance recovery realized by Harborside related to a partial settlement of the Harborside remediation claim, which was recorded net of remediation costs incurred. These amounts are included in equity in earnings of associated companies, net in the accompanying Condensed Consolidated Statements of Operations.

Kerzner International Limited
Reconciliation of EBITDA to U.S. GAAP Net Income
(In thousands of U.S. dollars)

	For the Three Months Ended March 31,
	2005	2004

EBITDA (1)	$77,019	$62,358
Depreciation and amortization	(15,684)	(14,956)
Pre-opening expenses	(492)	(2,862)
UK gaming costs	(10,529)	-
Other expense, net	(3,990)	(2,935)
Equity in earnings of associated companies	(4,165)	(4,700)
Share of income from remediation at Harborside	-	1,776
Provision for income taxes	(1,704)	(186)
Minority interest	(2,505)	2,323
Net income	$37,950	$40,818

(1)
EBITDA is defined as net income before depreciation and amortization, pre-opening expenses, UK gaming costs, other expense, net (excluding equity earnings before share of income from remediation at Harborside and our share of the One&Only Palmilla pre-opening expenses), provision for income taxes and minority interest.

Although EBITDA is not a measure of performance under U.S. GAAP, the information is presented because management believes it provides useful information for (i) valuing companies; (ii) assessing current results; and (iii) basing expectations of future results. This information should not be considered as an alternative to any measure of performance as promulgated under U.S. GAAP, nor should it be considered as an indicator of our overall financial performance. Our method of calculating EBITDA may be different from the calculation used by other companies, therefore comparability may be limited. Certain amounts in the 2004 periods have been reclassified to conform to the current period’s presentation.
.

Kerzner International Limited
Summary Segment Data - EBITDA
(In thousands of U.S. dollars)
	For the Three Months
	Ended March 31,
	2005	2004(4)

Destination Resorts:
Atlantis, Paradise Island	$56,958	$49,767
Tour operations	1,694	1,526
Harborside	1,011	619
Other (1)	3,553	1,468
	63,216	53,380
Atlantis, The Palm	188	-
	63,404	53,380

Gaming:
Connecticut	8,901	8,722
United Kingdom	(522)	(327)
Other (1)	(952)	(147)
	7,427	8,248

One&Only Resorts:
One&Only Ocean Club	5,168	4,152
One&Only Palmilla	8,845	1,246
Other resorts (2)	4,751	4,796
Tour operations	222	345
Direct expenses (2)	(4,003)	(2,800)
Other (1)	1,564	1,605
	16,547	9,344

Corporate and other (3)	(10,359)	(8,614)
	$77,019	$62,358

See definition and management’s disclosure regarding EBITDA in the Reconciliation of EBITDA to U.S. GAAP Net Income.

(1)
Represents our share of net income (loss) from unconsolidated affiliates (excluding share of income from remediation at Harborside, equity loss and related expenses and share of the One&Only Palmilla pre-opening expenses) for our investments in Harborside, Sun Resorts Limited, the One&Only Kanuhura, BLB and Trading Cove New York.

(2)	Consists of management, marketing, development and other fees and direct expenses related to our One&Only Resorts segment for our operations located in Mauritius, Dubai and the Maldives.

(3)	Corporate and other represents corporate expenses not directly attributable to Destination Resorts, Gaming or One&Only Resorts.

Certain amounts for the 2004 period have been reclassified to conform to the current period’s presentation

Kerzner International Limited
Paradise Island Summary Segment Data Reconciliation(1)
(In thousands of U.S. dollars)
	For the Three Months
	Ended March 31,
	2005	2004

Paradise Island EBITDA(2):
Atlantis, Paradise Island	$56,958	$49,767
Tour operations	1,694	1,526
One&Only Ocean Club	5,168	4,152
	$63,820	$55,445

(1)
This schedule is included to assist investors by presenting the summary segment data for the Paradise Island operations on a comparable basis with the methodology used in earnings releases prior to 2004.

(2)	See definition and management’s disclosure regarding EBITDA in the Reconciliation of EBITDA to U.S. GAAP Net Income.